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                                 UNITED  STATES
                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                   Under  the  Securities  Exchange  Act  of  1934
                              (Amendment  No.  1)*



                             COASTAL  BANCORP,  INC.
--------------------------------------------------------------------------------
                                (Name  of  Issuer)


                                  COMMON  STOCK
--------------------------------------------------------------------------------
                         (Title  of  Class  of  Securities)


                                    19041P105
--------------------------------------------------------------------------------
                                 (CUSIP  Number)


                                 JAMES  C.  NIVER
                               203  HERITAGE  OAKS
                             HOUSTON,  TEXAS  77024
                                 (713)  783-3423
--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)


                                  JUNE  19,  2002
--------------------------------------------------------------------------------
             (Date  of  Event  which  Requires  Filing  of  This  Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                            Page  2  of  4 Pages



1.   JAMES  C.  NIVER
     ----------------
     Name  of  Reporting  Persons.
     I.R.S.  Identification  Nos.  of  above  persons  (entities  only).


2.   N/A
    -----
     Check  the  Appropriate  Box  If  a  Member  of  a Group (See Instructions)
     (a)  [_]
     (b)  [_]      N/A


3.   SEC  Use  Only


4.   Source  of  Funds  (See  Instructions)


5.   Check  If  Disclosure  of  Legal  Proceedings  Is  Required  Pursuant  to
     Items  2(d)  or  2(e)                                             [_]


6.   U.S.  CITIZEN
     -------------
     Citizenship  or  Place  of  Organization



                          7.   Sole  Voting  Power
  NUMBER  OF                    53,428
   SHARES
BENEFICIALLY              8.   Shared  Voting  Power
 OWNED  BY                      0
    EACH
  REPORTING               9.   Sole  Dispositive  Power
   PERSON                       53,428
    WITH
                          10.  Shared  Dispositive  Power
                                0

11.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
     53,428


12.  Check  Box  If  the  Aggregate  Amount  in Row (11) Excludes Certain Shares
     (See  Instructions)                                               [_]
     N/A


13.  Percent  of  Class  Represented  by  Amount  in  Row  (11)
     1.00%


14.  Type  of  Reporting  Person  (See  Instructions)



________________________________________________________________________________

                                                            Page  3  of  4 Pages


ITEM  1.  SECURITY  AND  ISSUER

This statement on Schedule 13D relates to the Common Stock of Coastal Bancorp, Inc., and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of Coastal Bancorp, Inc. is 5718 Westheimer, Suite 600, Houston, Texas 77057-5745.

ITEM  2.  IDENTITY  AND  BACKGROUND

         (a)  This  statement  is  filed  by  James  C.  Niver.

         (b)  The address of residence is 203 Heritage Oaks, Houston, TX  77024.

         (c)  James  C.  Niver  is  presently  Retired.

         (d) James C. Niver has not, during the last five years, been convicted in a criminal proceeding.

         (e) James C. Niver has not, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  James  C.  Niver  is  a  U.S.  Citizen.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          NOT  APPLICABLE

ITEM  4.  PURPOSE  OF  TRANSACTION

         (a)  Disposition  of  500,000  shares.

         (b)  After  disposition  1.0%.

         (c)  Sold  500,000  shares.

         (d)  Mr.  Niver  to  retire  from  Board  effective  June  30,  2002.

         (e)  N/A

         (f)  N/A

         (g)  N/A

         (h)  N/A

         (i)  N/A

         (j)  N/A

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a)     Amount  beneficially  owned:  53,428

(b)
     (i)   Sole  power  to  vote  or  to  direct  the  vote:  53,428
     (ii)  Shared  power  to  vote  or  to  direct  the  vote:  0
     (iii) Sole power to dispose or to direct the disposition of:  53,428
     (iv)  Shared  power  to  dispose  or  to  direct  the  disposal  of:  0

         (c) James C. Niver, an original shareholder and Director, sold 500,000 shares of common stock to the Company on June 19, 2002. The share repurchase was disclosed via Form 8K on April 26, 2002. Mr. Niver currently owns 58,428 shares of common stock. He has retired from the Board of Directors effective June 30, 2002.

         (d)  N/A

         (e)  June  19,  2002

                                                            Page  4  of  4 Pages



ITEM  6.     OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON

All securities reported in this schedule are owned by James C. Niver and wife Margerite.


ITEM  7.      EXHIBIT

Stock Purchase Agreement between Coastal Bancorp, Inc. and James C. Niver dated April 23, 2002*
_____________________
*Incorporated by reference from the Registration Statement on Form S-3 (File No. 333-87370) filed by Coastal Bancorp, Inc. with the SEC on May 1, 2002.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




DATED:  July  1,  2002                    BY:  s/s   JAMES  C.  NIVER
                                              -----------------------
                                                     JAMES  C.  NIVER